Room 4561

June 20, 2008

Gregory Vacca
CEO and President
WiFiMed Holdings Company, Inc.
2000 RiverEdge Pkwy
Suite GL 100A
Atlanta, GA 30328

>   **Re: WiFiMed Holdings Company, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 12, 2008**
>   **File No. 0-49707**

Dear Mr. Vacca:

   This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement</u>

<u>Proposal 3</u>

1.   Please briefly outline the maturity dates, interest rates, conversion rates and redemption rights related to the convertible debentures sold on November 30, 2007 and May 13, 2008. Please specify the maximum number of shares of common stock into which the debentures are convertible. Please also outline the material terms of the warrants issued in connection with the sale of the debentures, including the exercise prices of the warrants, the periods during which the warrants can be exercised, and the maximum number of shares of common stock for which the warrants may be exercised. See Item 11(b) of Schedule 14A and Items 202(b)(1) and (c) of Regulation S-K. Please advise us why you have not provided pro forma financial information showing the effect of

the sale of the debentures and warrants on your company pursuant to Items 11(e) and 13(a) of Schedule 14A.

2.   We note your disclosure that you may issue some of the newly authorized shares of your common stock in connection with the acquisition of a specialty pharmacy services company. Please advise us why you have not provided the information required by Items 11, 13 and 14 of Schedule 14A in connection with this potential acquisition. See Note A to Schedule 14A.

Proposal 4

3.   Please file a copy of the 2008 Long-Term Incentive Plan as an appendix to the proxy statement. See Instruction 3 to Item 10 of Schedule 14A.

                        *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile: (212) 262-5152
        Elliot H. Lutzker, Esq.
        Phillips Nizer LLP
        Telephone: (212) 841-0707